Exhibit 12
Alpha NR Holding, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Alpha NR Holding,
	Inc.	ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc.			Predecessor
				December	January 1,
	Year Ended	Year Ended	Year Ended	14, 2002 to	2002 to	Year Ended
	December 31,	December	December	December	December	December 31,
	2005	31, 2004	31, 2003	31, 2002	13, 2002	2001
Earnings:
Income (loss) from continuing operations before income tax	$43,297	$50,319	$4,814	$(969)	$(41,520)	$6,822
Adjustments:
Fixed charges	30,259	20,382	7,879	213	526	580
Amortization of capitalize interest	8	2	—	—	—	—
Capitalized interest	(427)	(148)	—	—	—	—
Minority interest	(2,918)	(22,781)	(1,164)	—	—	—

	$70,219	$47,774	$11,529	$(756)	$(40,994)	$7,402

Fixed Charges:
Interest expense	$29,647	$20,041	$7,848	$203	$35	$—
Portion of rental expense representative of interest	185	193	31	10	491	580
Capitalized interest	427	148	—	—	—	—

	$30,259	$20,382	$7,879	$213	$526	$580

Ratio of earnings to fixed charges	2.32	2.34	1.46	(3.55)	(77.94)	12.76
Deficiency amount	$—	$—	$—	$(969)	$(41,520)	$—